U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING

                       SEC FILE NUMBER 0-24378


                             (Check One):

      [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11K
             [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

             For Period Ended: September 30, 2001

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:



            Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


       PART 1 -- REGISTRANT INFORMATION


            Full Name of Registrant        FIRST SCIENTIFIC, INC.
            Former Name if Applicable      N/A


                          1877 WEST 2800 SOUTH, SUITE 200

            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           OGDEN,    UTAH    84401
           --------------------------------------------------------
                      City,          State    Zip Code


       PART II -- RULES 12B-25(B) AND (C)


       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                     [X] Yes  [ ] No

[ ]         (a)   The reasons defined in reasonable detail in Part III of
       this form could not be eliminated without unreasonable effort or expense.

            SEE PART III BELOW.

[X]         (b)   The subject matter report, semi-annual report, transition
       report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)   The accountant's statement or other exhibit required by
       Rule 12b-25(c) has been attached if applicable.
                                          N/A

       PART III -- NARRATIVE


            State below in reasonable detail the reasons why Form10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filedwithin the prescribed period.

      The quarterly report of the registrant on Form 10-QSB could not be filed because of delays encountered in finalizing the financial and other information needed to complete the report.



       PART IV -- OTHER INFORMATION


            (1) Name and telephone number of person to contact in regard to this notification

               RANDALL L. HALES            (801)         393-5781
          ----------------------------------------------------------------
                 (Name)                 (Area Code)   (Telephone Number)

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes  [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes  [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

		The Company anticipates that the earnings statements to be
 	included in the quarterly report will reflect a charge to operations for impairment of the PureSoft subsidiary, including goodwill and equipment of
	approvimately $966,000. The impairment stems from the lack of cash flows
   	from that subsidiary resulting from the withdrawal of three PureSoft products, termination of the former owners, and closure of the PureSoft office in New Hampshire. The Company also liquidated the PureSoft property and equipment.


                          FIRST SCIENTIFIC, INC.

                  ------------------------------------
               (Name of Registrant as specified in charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


       Date: NOVEMBER 15, 2000      By: /S/ Randall L. Hales
                                    ------------------------
                                    Randall L. Hales
                                   (principal executive officer)